Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY


     Pursuant to an order of the Securities and Exchange Commission dated October 23, 2002 in the matter of File No. 70-10073.

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         Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, as amended, with respect to its financing subsidiaries and in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, in the above matter at the end of the first quarter of 2004 that:

1. GEORGIA accounts for the special purpose subsidiaries created as a result of this authorization under the equity method in accordance with Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities."

2.   The names of the subsidiaries are:

         Georgia Power Capital Trust VI
         Georgia Power Capital Trust VII

3.   The values of GEORGIA's investment accounts in the subsidiaries are:

         Georgia Power Capital Trust VI     $9,279,000
         Georgia Power Capital Trust VII    $6,185,575

4. The balance sheet account where the cost of the investment in Georgia Power Capital Trust VI is recorded is "Trust VI - Miscellaneous Paid-In Capital," and the balance sheet account where the cost of the investment in Georgia Power Capital Trust VII is recorded is "Trust VII - Miscellaneous Paid-In Capital."

     Both of these accounts are included in "Equity investments in unconsolidated subsidiaries" on GEORGIA's balance sheet in the Form 10-Q for the quarter ended March 31, 2004.

5.   The amounts invested in financing subsidiaries by GEORGIA are:

         Georgia Power Capital Trust VI     $9,279,000
         Georgia Power Capital Trust VII    $6,185,575

6. Georgia Power Capital Trust VI and Georgia Power Capital Trust VI are Delaware statutory trusts.

7. GEORGIA owns 100% of the Common Securities of Georgia Power Capital Trust VI and Georgia Power Capital Trust VII.


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8.   There are no other owners of Georgia Power Capital Trust VI or Georgia
     Power Capital Trust VII.

9. The purposes of GEORGIA's investment in Georgia Power Capital Trust VI and its investment in Georgia Power Capital Trust VII were to issue Trust Preferred Securities.

10. a. Georgia Power Capital Trust VI issued $300,000,000 aggregate liquidation amount of Flexible Trust Preferred Securities on November 6, 2002. The proceeds of the preferred securities and GEORGIA's equity investment were loaned to GEORGIA through the sale of $309,279,000 junior subordinated notes to Georgia Power Capital Trust VI.

    b. Georgia Power Capital Trust VII issued $200,000,000 aggregate liquidation amount of 5 7/8% Trust Preferred Securities on January 23, 2004. The proceeds of the preferred securities and GEORGIA's equity investment were loaned to GEORGIA through the sale of $206,185,575 junior subordinated notes to Georgia Power Capital Trust VII.



                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May 12, 2004                            GEORGIA POWER COMPANY




                                                By: /s/Wayne Boston
                                                          Wayne Boston
                                                      Assistant Secretary